04009414

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FEB 27 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 27, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 01 2004
THOMSON
FINANCIAL

98710 SASCO 2004-3
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 27, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ___________________

Name: Ellen V. Kiernan

Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-3

Yield Table - Bond 4-A1

Settle as of 02/27/04

Bond Summary - Bond 4-A1			
Fixed Coupon:	6.083	Type:	Fixed
Orig Bal:	329,541,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	100 PSA		200 PSA		250 PSA		300 PSA		350 PSA		400 PSA		500 PSA	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
102-04+	5.81	7.20	5.69	5.36	5.63	4.74	5.56	4.25	5.50	3.86	5.44	3.53	5.32	3.03
102-12+	5.77		5.64		5.57		5.51		5.44		5.37		5.24	
102-20+	5.74		5.60		5.52		5.45		5.38		5.31		5.16	
102-28+	5.71		5.55		5.47		5.39		5.31		5.24		5.08	
103-04+	5.67		5.51		5.42		5.34		5.25		5.17		5.01	
103-12+	5.64	7.26	5.46	5.41	5.37	4.79	5.28	4.29	5.19	3.89	5.10	3.56	4.93	3.06
103-20+	5.61		5.42		5.32		5.22		5.13		5.03		4.85	
103-28+	5.57		5.37		5.27		5.17		5.07		4.97		4.77	
104-04+	5.54		5.33		5.22		5.11		5.01		4.90		4.69	
104-12+	5.51		5.29		5.17		5.06		4.95		4.83		4.61	
104-20+	5.48	7.33	5.24	5.46	5.12	4.83	5.00	4.33	4.88	3.93	4.77	3.60	4.54	3.08
Average Life	11.22		7.43		6.30		5.46		4.81		4.30		3.56	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	01/25/34		01/25/34		01/25/34		01/25/34		01/25/34		01/25/34		01/25/34	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the *trade values in general, and firm price* quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, *which may include* (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another *dealer. You should consult* with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you *agree that* Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 1-A1

Settle as of 02/27/04

Bond Summary - Bond 1-A1			
Fixed Coupon:	5.618	Type:	Fixed
Orig Bal:	71,035,000		
Orig Not:	481,678,100		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	10 CPR		12 CPR		15 CPR		18 CPR		20 CPR		30 CPR		40 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-11+	5.53	4.61	5.51	4.19	5.48	3.66	5.46	3.22	5.44	2.97	5.33	2.05	5.19	1.49
100-19+	5.47		5.45		5.42		5.38		5.35		5.21		5.03	
100-27+	5.42		5.39		5.35		5.30		5.27		5.09		4.86	
101-03+	5.36		5.33		5.28		5.23		5.19		4.97		4.70	
101-11+	5.31		5.27		5.21		5.15		5.11		4.85		4.54	
101-19+	5.26	4.65	5.22	4.23	5.15	3.70	5.08	3.26	5.02	3.00	4.73	2.08	4.37	1.51
101-27+	5.21		5.16		5.08		5.00		4.94		4.61		4.21	
102-03+	5.15		5.10		5.02		4.93		4.86		4.50		4.05	
102-11+	5.10		5.04		4.95		4.85		4.78		4.38		3.89	
102-19+	5.05		4.99		4.89		4.78		4.70		4.26		3.73	
102-27+	5.00	4.70	4.93	4.28	4.82	3.74	4.70	3.30	4.62	3.04	4.15	2.11	3.57	1.53
Average Life	6.06		5.40		4.59		3.95		3.59		2.34		1.64	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	10/25/23		10/25/23		10/25/23		10/25/23		10/25/23		10/25/23		10/25/10	

Page 6 of 12

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above *indicative value[s]* are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing *credit spreads, market liquidity*, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that *Lehman Brothers* makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 1-A1

Settle as of 02/27/04

Bond Summary - Bond 1-A1			
Fixed Coupon:	5.618	Type:	Fixed
Orig Bal:	71,035,000		
Orig Not:	481,678,100		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	50% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		75% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		85% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		100% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		125% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		150% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		175% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
100-11+	5.53	4.69	5.49	3.76	5.47	3.47	5.45	3.09	5.40	2.59	5.35	2.20	5.30	1.89
100-19+	5.48		5.42		5.40		5.37		5.30		5.24		5.17	
100-27+	5.42		5.36		5.33		5.29		5.21		5.13		5.04	
101-03+	5.37		5.29		5.26		5.21		5.11		5.01		4.91	
101-11+	5.32		5.23		5.19		5.13		5.02		4.90		4.78	
101-19+	5.27	4.74	5.16	3.81	5.12	3.51	5.05	3.13	4.93	2.62	4.79	2.22	4.65	1.91
101-27+	5.22		5.10		5.05		4.97		4.83		4.68		4.52	
102-03+	5.16		5.04		4.98		4.89		4.74		4.57		4.39	
102-11+	5.11		4.97		4.91		4.82		4.65		4.46		4.27	
102-19+	5.06		4.91		4.84		4.74		4.56		4.36		4.14	
102-27+	5.01	4.79	4.85	3.85	4.77	3.55	4.66	3.16	4.46	2.65	4.25	2.25	4.02	1.94
Average Life	6.18		4.73		4.30		3.74		3.04		2.52		2.12	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	10/25/23		10/25/23		10/25/23		10/25/23		10/25/23		10/25/23		10/25/23	

Page 7 of 12

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 2-A1

Settle as of 02/27/04

Bond Summary - Bond 2-A1			
Fixed Coupon:	4.500	Type:	Fixed
Orig Bal:	31,392,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	100 PSA		200 PSA		250 PSA		300 PSA		350 PSA		400 PSA		500 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-11	4.61	5.16	4.63	4.24	4.63	3.88	4.64	3.57	4.65	3.30	4.66	3.06	4.68	2.67
99-19	4.56		4.57		4.57		4.57		4.57		4.58		4.58	
99-27	4.51		4.51		4.51		4.50		4.50		4.50		4.49	
100-03	4.47		4.45		4.44		4.43		4.42		4.41		4.40	
100-11	4.42		4.39		4.38		4.36		4.35		4.33		4.30	
100-19	4.37	5.20	4.33	4.28	4.31	3.91	4.29	3.60	4.27	3.32	4.25	3.09	4.21	2.70
100-27	4.32		4.28		4.25		4.23		4.20		4.17		4.12	
101-03	4.28		4.22		4.19		4.16		4.13		4.09		4.03	
101-11	4.23		4.16		4.13		4.09		4.05		4.01		3.94	
101-19	4.18		4.10		4.06		4.02		3.98		3.94		3.85	
101-27	4.14	5.24	4.05	4.31	4.00	3.95	3.95	3.63	3.91	3.35	3.86	3.11	3.76	2.72
Average Life	6.38		5.10		4.60		4.18		3.82		3.51		3.01	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	09/25/18		09/25/18		09/25/18		09/25/18		09/25/18		09/25/18		09/25/18	

Page 8 of 12

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR	Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899	Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750												

The above *indicative value[s]* are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, *market liquidity, position size, transaction* and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that *Lehman Brothers makes no representation* and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 3-A1

Settle as of 02/27/04

Bond Summary - Bond 3-A1			
Fixed Coupon:	5.500	Type:	Fixed
Orig Bal:	106,455,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	2 CPR		5 CPR		8 CPR		10 CPR		15 CPR		18 CPR		20 CPR		25 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
102-07	5.12	5.81	5.06	5.09	4.99	4.48	4.94	4.12	4.80	3.39	4.71	3.03	4.65	2.82	4.47	2.37
102-15	5.08		5.01		4.93		4.88		4.73		4.63		4.56		4.37	
102-23	5.04		4.96		4.88		4.82		4.66		4.55		4.48		4.27	
102-31	5.00		4.91		4.83		4.76		4.59		4.47		4.39		4.17	
103-07	4.96		4.87		4.77		4.70		4.52		4.39		4.30		4.07	
103-15	4.91	5.85	4.82	5.13	4.72	4.52	4.65	4.16	4.45	3.43	4.31	3.07	4.22	2.85	3.97	2.40
103-23	4.87		4.77		4.67		4.59		4.38		4.24		4.14		3.87	
103-31	4.83		4.73		4.61		4.53		4.31		4.16		4.05		3.77	
104-07	4.79		4.68		4.56		4.47		4.24		4.08		3.97		3.67	
104-15	4.75		4.63		4.51		4.42		4.17		4.00		3.89		3.57	
104-23	4.71	5.89	4.59	5.17	4.46	4.56	4.36	4.20	4.10	3.46	3.93	3.10	3.80	2.89	3.47	2.43
Average Life	7.60		6.50		5.60		5.09		4.05		3.56		3.28		2.69	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	11/25/18		11/25/18		11/25/18		11/25/18		11/25/18		11/25/18		11/25/18		11/25/18	

Page 9 of 12

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. *Discussions of the trade values in general, and firm price quotations and actual trade prices in particular,* may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no *representation and shall have no liability in any way arising therefrom* to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 3-A1

Settle as of 02/27/04

	30 CPR		50 CPR	
Price	**Yield**	**Duration**	**Yield**	**Duration**
102-07	4.28	2.01	3.30	1.15
102-15	4.16		3.09	
102-23	4.04		2.88	
102-31	3.92		2.67	
103-07	3.80		2.46	
103-15	3.68	2.04	2.26	1.16
103-23	3.56		2.05	
103-31	3.45		1.84	
104-07	3.33		1.64	
104-15	3.21		1.44	
104-23	3.10	2.07	1.23	1.18
Average Life	2.23		1.21	
First Pay	03/25/04		03/25/04	
Last Pay	11/25/18		08/25/08	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 3-A1

Settle as of 02/27/04

Bond Summary - Bond 3-A1			
Fixed Coupon:	5.500	Type:	Fixed
Orig Bal:	106,455,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	50% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		75% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		85% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		100% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		125% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		150% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		175% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
102-07	4.95	4.23	4.83	3.52	4.78	3.29	4.70	2.98	4.55	2.55	4.39	2.20	4.22	1.92
102-15	4.90		4.76		4.70		4.61		4.45		4.28		4.09	
102-23	4.84		4.69		4.63		4.53		4.36		4.17		3.97	
102-31	4.78		4.63		4.56		4.45		4.26		4.06		3.84	
103-07	4.73		4.56		4.49		4.37		4.17		3.95		3.72	
103-15	4.67	4.27	4.49	3.56	4.41	3.32	4.29	3.01	4.08	2.57	3.84	2.23	3.59	1.94
103-23	4.61		4.42		4.34		4.21		3.98		3.74		3.47	
103-31	4.56		4.35		4.27		4.13		3.89		3.63		3.35	
104-07	4.50		4.29		4.20		4.05		3.80		3.52		3.22	
104-15	4.45		4.22		4.13		3.97		3.71		3.41		3.10	
104-23	4.39	4.30	4.15	3.59	4.05	3.36	3.90	3.04	3.61	2.60	3.31	2.25	2.98	1.96
Average Life	5.22		4.22		3.90		3.47		2.90		2.46		2.11	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	11/25/18		11/25/18		11/25/18		11/25/18		11/25/18		11/25/18		11/25/18	

Page 11 of 12

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may *vary significantly* from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations *that would be given by another dealer*. *You should consult* with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 3-A1

Settle as of 02/27/04

Bond Summary - Bond 3-A1			
Fixed Coupon:	5.500	Type:	Fixed
Orig Bal:	106,455,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	NR

	50 PSA		100 PSA		300 PSA		500 PSA		800 PSA		1000 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
102-07	5.11	5.71	5.06	5.15	4.85	3.60	4.62	2.72	4.27	1.99	4.07	1.72
102-15	5.07		5.02		4.78		4.53		4.15		3.93	
102-23	5.03		4.97		4.71		4.44		4.03		3.78	
102-31	4.99		4.92		4.65		4.35		3.91		3.64	
103-07	4.94		4.88		4.58		4.26		3.79		3.50	
103-15	4.90	5.75	4.83	5.19	4.51	3.63	4.17	2.74	3.67	2.01	3.36	1.73
103-23	4.86		4.78		4.45		4.09		3.55		3.23	
103-31	4.82		4.74		4.38		4.00		3.43		3.09	
104-07	4.78		4.69		4.32		3.91		3.31		2.95	
104-15	4.74		4.65		4.25		3.83		3.19		2.81	
104-23	4.69	5.79	4.60	5.22	4.19	3.66	3.74	2.77	3.07	2.02	2.68	1.74
Average Life	7.42		6.56		4.29		3.09		2.17		1.85	
First Pay	03/25/04		03/25/04		03/25/04		03/25/04		03/25/04		03/25/04	
Last Pay	11/25/18		11/25/18		11/25/18		11/25/18		05/25/10		09/25/08	

Page 12 of 12

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9682	1.0424	1.6663	2.1228	3.0855	4.1866	5.0899
Coupon			1.6250	2.3750	3.1250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4987	2.0638	2.6528	3.1266	3.5105	4.0709	4.6016	4.9269	5.0849	5.2983	5.3774

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.